U.S. SECURITIES AND EXCHANGE
                             COMMISSION WASHINGTON,
                                   D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended March 31, 2004
                                                 --------------




                      FirstEnergy Corp. (File No. 70-09501)
                    -------------------------------------------
                      (Name of Registered Holding Company)

                     76 South Main Street, Akron, Ohio 44308
                    -------------------------------------------
                    (Address of Principal Executive Offices)

                                FirstEnergy Corp.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended March 31, 2004
                                                 ---------------



                                Table of Contents

  Item
   No.                   Title                                        Page
  ----   -------------------------------------------------            ----
    1    Organization Chart                                             1-4

    2    Issuances and Renewals of Securities and
         Capital Contributions                                            5

    3    Associate Transactions                                         6-7

    4    Summary of Aggregate Investment                                  8

    5    Other Investments                                                9

    6    Financial Statements and Exhibits:

             A - Financial Statements                                 10-11

             B - Exhibits                                                12

             C - Certificate of FirstEnergy Corp.                        12

         Signature                                                       13



  Note:  All dollar amounts shown in this Form U-9C-3 are expressed in
  ----   thousands unless otherwise noted.


                                                    ITEM 1 - ORGANIZATION CHART

                                                        Energy (ERC)
                                                        or Gas (GRC)      Date of       State of    Percentage of Voting  Nature of
            Name of Reporting Company                 Related Company  Organization   Organization    Securities Held     Business
------------------------------------------------      ---------------  ------------   ------------  --------------------  --------
FirstEnergy Corp. (a)
-----------------

    FirstEnergy Ventures Corp. (b)
       Bay Shore Power Company (d)                          ERC        01/26/1998      Ohio                100.0             (h)
       Centerior Energy Services, Inc. (d)                  ERC        06/01/1994      Ohio                100.0             (i)
       Eastroc Technologies, LLC (c)                        ERC        04/30/1996      Delaware             50.0 **          (j)
       Engineered Processes, Ltd. (c)                       ERC        12/30/1996      Ohio                 50.0 **          (j)
       Warrenton River Terminal, Ltd. (d)                   ERC        09/03/1996      Ohio                100.0             (k)

    FirstEnergy Facilities Services Group, LLC (b)
       Dunbar Mechanical, Inc. (e)                          ERC        07/16/1956      Ohio                100.0             (g)
       Edwards Electrical & Mechanical, Inc. (e)            ERC        02/28/1968      Indiana             100.0             (g)
       Elliot-Lewis Corporation (e)                         ERC        05/21/1998      Pennsylvania        100.0             (g)
        A.A. Duckett, Inc.                                  ERC        03/01/1973      Delaware            100.0             (g)
        Sautter Crane Rental, Inc.                          ERC        12/10/1991      Pennsylvania        100.0             (l)
        E-L Enterprises, Inc.
          Modern Air Conditioning, Inc.                     ERC        04/27/1965      Florida             100.0             (g)
            Airdex Air Conditioning Corporation             ERC        01/18/1995      Florida             100.0             (g)
          R.L. Anderson, Inc.                               ERC        08/28/1961      Florida             100.0             (g)
       L.H. Cranston and Sons, Inc. (e)                     ERC        01/02/1951      Maryland            100.0             (g)
       Roth Bros., Inc. (e)                                 ERC        09/06/1947      Ohio                100.0             (g)
       The Hattenbach Company (e)                           ERC        03/21/1969      Ohio                100.0             (m)
       R.P.C. Mechanical, Inc. (e)                          ERC        04/21/1959      Ohio                100.0             (g)
       Spectrum Controls Systems, Inc. (e)                  ERC        04/18/1988      Ohio                100.0             (g)

    FirstEnergy Solutions Corp. (b)                         ERC        08/08/1997      Ohio                100.0             (n)
       FirstEnergy Engineering, Inc. (f)                    ERC        08/09/1996      Ohio                100.0             (u)

    GPU Diversified Holdings, LLC (GPUDH) (b)                          08/03/2000      Delaware            100.0             (s)
       GPU Solar, Inc.                                      ERC        11/07/1997      New Jersey           50.0 **          (t)
       GPU Distributed Power, Inc. *                        ERC        02/29/2000      Delaware            100.0
       Active Power, Inc.                                   ERC                                            0.006 **          (r)
       Ballard Power Systems Inc.                           ERC                                                              (w)
       EnviroTech Investment Fund I, LP                     ERC                                              9.9 **          (v)
       EnerTech Capital Partners II, LP                     ERC                                              2.0 **          (v)


*   Inactive
**  Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.

                                                                 1



                                              ITEM 1 - ORGANIZATION CHART (Continued)
                                                        Energy (ERC)
                                                        or Gas (GRC)      Date of       State of    Percentage of Voting  Nature of
            Name of Reporting Company                 Related Company  Organization   Organization    Securities Held     Business
------------------------------------------------      ---------------  ------------   ------------  --------------------  --------

FirstEnergy Corp. (a) (Continued)
-----------------

    Ohio Edison Company (OE) (b)
       EnviroTech Investment Fund I, LP (c)                  ERC                                            6.0 **           (v)

    PowerSpan Corp. (c)                                      ERC       05/01/1997       Delaware          18.63 **           (o)

    Kinetic Ventures I, LLC (c)                              ERC       04/15/1997       Delaware          11.11 **           (p)

    Kinetic Ventures II, LLC (c)                             ERC       12/07/1999       Delaware          14.28 **           (p)

    Nth Power Technologies II, LLC (c)                       ERC                                            8.2 **           (q)

    Utility.com, Inc. (c) *                                  ERC                                            5.0 **           (n)

    Automated Power Exchange, Inc. (c)                       ERC                                           1.16 **           (n)


*   Inactive
**  Set forth the percentage of interest held directly or indirectly by FirstEnergy Corp.


                                                                 2

(a) FirstEnergy Corp., a registered holding company, holds securities directly or indirectly in the energy-related companies set below its name.

(b)  These companies are direct wholly owned subsidiaries of FirstEnergy Corp.

(c) FirstEnergy Corp. owns an interest directly or indirectly in these energy-related companies or venture capital funds set below its name.

(d) These companies are direct wholly owned subsidiaries of FirstEnergy Ventures Corp.

(e) These companies are direct wholly owned subsidiaries of FirstEnergy Facilities Services Group, LLC.

(f)  This company is direct  wholly owned  subsidiary of  FirstEnergy  Solutions
     Corp.

(g)  This  subsidiary   provides  HVAC  equipment   installation  and  services,
     facilities management, and energy management.

(h) This subsidiary owns and operates a petroleum coke disposal facility that will supply steam for the Bay Shore Power Plant and to BP Amoco Corporation.

(i) This subsidiary provides various consulting services related to energy management and procurement.

(j) This subsidiary holds the patent on plaster, which is manufactured using the by-Products of coal-fired generation facilities.

(k) This subsidiary owns facilities for the transloading of bulk materials (primarily coal) on the Ohio River. The coal is in part used by the FirstEnergy Operating Companies at various generation facilities.

(l)  This subsidiary provides crane rental services.

(m) This subsidiary provides refrigeration sales and services to commercial entities.

(n)  This   subsidiary   engages  in  the  brokering  and  marketing  of  energy
     commodities.

(o) This company was formed to utilized advanced technology to reduce emissions of NOx, SO2 and particulate matter from utility generation facilities.

(p) This venture capital fund is focused on early stage companies involved in energy-related field and technology. (q) This venture capital fund is focused on emerging technologies in the global energy industry. (r) This company is a developer of flywheel energy storage system for use in uninterruptible power supply and other power quality applications.

(s) This energy-related company holds securities directly in the energy-related company set below its name. (t) This subsidiary is involved in the development and commercialization of photovoltaics. (u) This subsidiary provides engineering services.

(v) An investment fund which invests in energy-related technology. GPUDH owns a 9.89% interest and OE owns a 6% interest.

(w) GPU Diversified Holdings LLC owns 1,366,062 shares of Ballard Power Systems Inc. (BPS) common stocks. BPS develops stationary fuel cell systems.

            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------

 None.



                              ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                             Type of       Principal                           Company to      Collateral       Consideration
                             Security      Amount of    Issue or  Cost of    whom Security    Given with          Received
Company Issuing Security     Issued        Security     Renewal   Capital     was Issued        Security     for Each Security
------------------------   -----------  -------------   --------  -------  ----------------  ------------   --------------------

          None.





                                    Company Contributing            Company Receiving            Amount of Capital
                                          Capital                         Capital                   Contribution
                               ----------------------------    ----------------------------      ------------------

                               FirstEnergy Corp.                       PowerSpan Corp.                $2,460


Note:     The information provided in Item 2 presents the activities of the reporting period only.
----


                                                                 5


                                                  ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

                                                                                                                         Total
                                                                                                                         Amount
Reporting Company Rendering Services       Associate Company Receiving Services        Types of Services Rendered        Billed
------------------------------------       ------------------------------------        --------------------------        ------

Bay Shore Power Company                    FirstEnergy Generation Corp.                Sale of steam

Centerior Energy Services, Inc.            FirstEnergy Solutions Corp.                 Energy consulting services

Dunbar Mechanical, Inc.                    FirstEnergy Generation Corp.                HVAC services

Dunbar Mechanical, Inc.                    FirstEnergy Nuclear Operating Company       HVAC services

Dunbar Mechanical, Inc.                    The Toledo Edison Company                   HVAC services

Elliot-Lewis Corporation                   Jersey Central Power & Light Company        HVAC services

Elliot-Lewis Corporation                   Metropolitan Edison Company                 HVAC services

Roth Bros., Inc.                           FirstEnergy Generation Corp.                HVAC services

Roth Bros., Inc.                           FirstEnergy Nuclear Operating Company       HVAC services

Roth Bros., Inc.                           FirstEnergy Solutions Corp.                 HVAC services

Roth Bros., Inc.                           Cleveland Electric Illuminating Company     HVAC services

Sautter Crane Rental, Inc.                 Metropolitan Edison Company                 Crane rental

Sautter Crane Rental, Inc.                 Jersey Central Power & Light Company        Crane rental

Warrenton River Terminal, Ltd.             FirstEnergy Generation Corp.                Loading, unloading and
                                                                                       storage of coal and petcoke

Note: The  information  provided in Item 3 represents the activities of the reporting  period only. The amounts  required under
----  the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.


                                                                 6



                                            ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                                         Total
                                                                                                                         Amount
Reporting Company Rendering Services       Associate Company Receiving Services        Types of Services Rendered        Billed
------------------------------------       ------------------------------------        --------------------------        ------

FirstEnergy Service Company                GPU Diversified Holdings LLC                Legal and certain general
                                                                                       and administrative services

FirstEnergy Generation Corp.               Bay Shore Power Company                     Sale of fuel oil

FirstEnergy Generation Corp.               Bay Shore Power Company                     Plant operation & maintenance
                                                                                       services

FirstEnergy Service Company                FirstEnergy Solutions Corp.                 General and administrative services


Note:  The  information  provided in Item 3 represents the activities of the reporting  period only. The amounts  required under
----   the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.



                                                                 7


                                             ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  March 31, 2004*                   $21,037,070                            Line 1
                                                   ---------------
       Total capitalization multiplied by 15% (line 1 multiplied by 0.15)               3,155,561                            Line 2
       Greater of $50 million or line 2                                                                 $3,155,561           Line 3

       Total current aggregate investment:
       (categorized by major line of energy-related business)
           Development and commercialization of photovoltaics (Category II)                 6,984
           Production, conversion, sale and distribution of thermal energy
             products (Category VI)                                                        29,063
           Sale of technical, operational, management, and other services
             related to HVAC, refrigeration systems (Category VII)                          4,295
           Fuel transportation, handling and storage facilities (Category IX)                  50
                                                                                        ---------

                Total current aggregate investment                                                          40,392           Line 4
                                                                                                        ----------

       Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
            system (line 3 less line 4)                                                                 $3,115,169           Line 5
                                                                                                        ==========



Note:   The caption "Total average consolidated  capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The  caption  "Total  current  aggregate  investment"  includes  all  amounts  invested  or  committed  to be  invested in energy-related  companies on or after the date of  effectiveness of Rule 58 (March 24, 1997), or after  FirstEnergy  Corp.
        registered as a holding  company  (November 7, 2001) for which there is recourse,  directly or indirectly,  to FirstEnergy
        Corp. or any subsidiary company thereof. The amounts do not include purchase accounting adjustments.

*  Total capitalization amounts for March 2003 have been revised to reflect restatements in FirstEnergy's Amendment No.1 of March
   2003 Form 10-Q.


                                                                 8




                                                                       ITEM 5 - OTHER INVESTMENTS

                                                       Aggregate Investment as  Change in Investments During    Reason for Change
Major Line of Energy-Related Business                   of December 31, 2003          Reporting Period            in Investments
-------------------------------------                  -----------------------  -----------------------------  ---------------------

Energy management services (Category I)                        $ 1,766 (1)                 -                   No change.

Development and commercialization of                            57,007 (2)              $2,460                 In the first quarter
electrotechnologies (Category II)                                                                              of 2004, FirstEnergy
                                                                                                               made $2,460 thousand
                                                                                                               capital contribution
                                                                                                               to PowerSpan Corp.

Energy services and retail energy sales (Category V)            18,158 (3)                 -                   No change.

Production, conversion, sale and distribution of                70,913 (4)                 -                   No change.
thermal energy products (Category VI)

Sale of technical, operational, management, and                191,115 (5)                 -                   No change.
other services related to HVAC, refrigeration
systems (Category VII)

Fuel transportation, handling and storage                        4,959 (6)                 -                   No change.
facilities (Category IX)

Development and commercialization of technologies                   46 (7)                 -                   No change.
that utilize coal waste by-products (Category X)

(1)      Includes $1,766 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(2)      Includes $52,483 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(3)      Includes $18,158 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(4)      Includes $41,850 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(5)      Includes $186,820 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(6)      Includes $4,909 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).
(7)      Includes $46 that was invested in energy-related companies, prior to FirstEnergy Corp. registered as a holding company
        (November 7, 2001).

                                                                 9

                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements
    --------------------

A-1 Financial statements of FirstEnergy Solutions Corp for the quarter ended March 31, 2004.

A-2 Financial statements of GPU Diversified Holdings LLC for the quarter ended March 31, 2004.

A-3 Financial statements of Bay Shore Power Company for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

A-4 Financial statements of Centerior Energy Services, Inc for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

A-5 Financial statements of Warrenton River Terminal, Ltd. for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

A-6 Financial statements of Dunbar Mechanical, Inc for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

A-7     Financial  statements of Edwards  Electrical &  Mechanical,  Inc for the
        quarter  ended  March  31,  2004.  -  filed   pursuant  to  request  for
        confidential treatment.

A-8 Financial statements of Elliot-Lewis Corporation for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

A-9 Financial statements of L.H. Cranston and Sons, Inc. for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

A-10 Financial statements of Roth Bros., Inc. for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

A-11 Financial statements of The Hattenbach Company for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

A-12 Financial statements of R.P.C. Mechanical, Inc. for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

   --------------------

A-13 Financial statements of Spectrum Controls Systems, Inc. for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.


A-14 Financial statements of GPU Solar, Inc. for the quarter ended March 31, 2004. - filed pursuant to request for confidential treatment.

B.  Exhibits
    --------

    Contracts Required by Item 3
    ----------------------------

B-1 Stockholders Agreement made and entered into as of January 7, 1998 by and among GPU International, Inc., AstroPower, Inc. and GPU Solar, Inc. (in connection with the sale of GPU International, Inc. on December 22, 2000, the Stockholders Agreement was amended such that GPU International, Inc. transferred its interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-2 Amendment No. 1 to Stockholders Agreement made and entered into as of December 1, 2000 by and among GPU International, Inc., AstroPower, Inc., GPU Diversified Holdings LLC and GPU Solar, Inc. (this amendment essentially transferred GPU International, Inc.'s interest in GPU Solar, Inc. and its rights and responsibilities under the Stockholders Agreement to GPU Diversified Holdings LLC) - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 2000.

B-3 Contract between FirstEnergy Service Company and GPU Diversified Holdings LLC to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-3 to FirstEnergy's Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.

B-4 Contract between FirstEnergy Service Company and FirstEnergy Solutions Corp. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-4 to FirstEnergy's Quarterly Report on Form U-9C-3 for the period ended September 30, 2003.


Note: Services rendered by all other FirstEnergy energy related companies to their associate companies are provided pursuant to written and oral contracts.


C.  Certificate of FirstEnergy Corp.
    -------------------------------

                                    SIGNATURE


        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                       FIRSTENERGY CORP.



May 27, 2004
                                      By:          /s/ Harvey L. Wagner
                                            -----------------------------------
                                                       Harvey L. Wagner
                                                 Vice President, Controller
                                                and Chief Accounting Officer
                                                (Principal Accounting Officer)